UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

CST HOLDING CORP.
 (Exact name of registrant as specified in Charter)

Colorado
(State or other Jurisdiction of Incorporation or Organization)

000-53095	3435 Ocean Park Blvd., Suite 107-282	26-0460511
(Commission File Number)	Santa Monica, CA 90405	(IRS Employer Identification No.)
(Address of Principal Executive Offices and zip code)

(310) 807-1765
(Registrant's telephone
number, including area code)

August 26, 2011

CST HOLDING CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF CST HOLDING CORP. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND A PROXY TO US.

INTRODUCTION

This Information Statement is being furnished to shareholders of record as of July 27, 2011, of the outstanding shares of common stock, $0.001 (the “Common Stock”) of CST Holding Corp.,  a Colorado corporation (“Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, to announce a change in control of the board of directors of the Company (“Board” or “Board of Directors”) in connection with the closing of a merger transaction under an Agreement and Plan of Merger dated July 22, 2011 (“Merger Agreement”) by and among the Company, CST Acquisition Corp., a Colorado corporation, (“MergerSub”), and Webxu, Inc., Delaware corporation (“Webxu”).  As used herein, the term “Parties” collectively refers to the Company, MergerSub, and Webxu.  The terms “us,” ”we,” and “our” refer to the Company.

CHANGE IN CONTROL TRANSACTION

Merger with Webxu

On July 27, 2011, the Parties completed a reverse triangular merger in which Webxu, a company that acquires and integrates consumer-oriented businesses in the online customer acquisition and e-commerce field, merged with MergerSub, our wholly owned subsidiary, with Webxu as the surviving corporation. The merger was conducted pursuant to the Merger Agreement. As a result of this merger, Webxu became our wholly owned subsidiary. Hereinafter, this transaction is described as the “Merger.”

In the Merger, we agreed to issue 15,914,531 shares of our common stock to the stockholders of Webxu immediately prior to the closing (“Webxu Owners”) on a one-for-one basis, whereby each share of Webxu was converted into the right to receive one (1) share of our common stock.   In addition, each outstanding warrant and option to purchase shares of Webxu was exchanged with and converted into an option or warrant, respectively, to purchase the same number of shares of our common stock. We assumed the option plans of Webxu, one of which was terminated, and under the surviving plan, we are authorized to issue up to 10 million shares of common stock, of which options for the purchase of 6,399,307 shares are outstanding.

In connection with the Merger, Steven Tedesco and Christine Tedesco, who prior to the Merger owned 8,200,000 shares of our common stock representing approximately 82.5% of the total number outstanding, agreed to cancel an aggregate of 7,115,859 shares of their common stock. Taking into effect this share cancellation, and prior to the issuance of the Merger shares to the Webxu Owners, there were 2,580,141 shares of our common stock outstanding. After issuance of the Merger shares to the Webxu Owners in the Merger, there were a total of 18,494,672 shares of our common stock issued and outstanding taking into effect the share cancellation. Immediately following the closing of the Merger, our former shareholders held approximately 14% of our total outstanding shares, and the Webxu Owners held the other 86%.

The Merger was effected by the filing of a Statement of Merger with the Secretary of State of the State of Colorado, and the filing of a Certificate of Merger with the Delaware Secretary of State, on July 27, 2011.

As a result of the Merger, we acquired the business and operations of Webxu, and Webxu’s wholly owned subsidiary, Bonus Interactive, Inc., a Delaware corporation (together with Webxu, the “Webxu Group”).

Also in connection with the Merger, all of our pre-Merger directors and officers resigned effective at closing except for Christine Tedesco, who agreed to resign as a director upon the Company’s compliance with the provisions of Section 14(f) of the Exchange Act, and Rule 14(f)-1.   In addition, at the closing date Matt Hill, Michael Warsinske, and John Ellis were each appointed to our Board of Directors. We agreed to provide Christine Tedesco with indemnification rights under an Indemnification Agreement dated July 22, 2011 for the period in which she is expected to remain on the Board of Directors as described above.

Spinout of CST Oil & Gas Corporation

In connection with the Merger and as a part of the transaction, we agreed to spin out and transfer CST Oil & Gas Corporation to Steven Tedesco and Christine Tedesco (jointly, the “Acquirer”), in consideration for the Acquirer’s agreement to assume all liabilities associated with CST Oil & Gas Corporation, and the Acquirer’s agreement to cancel the majority of their shares pursuant to the Merger Agreement. Our Board of Directors unanimously approved this spin-out, including our non-interested director, Michael Thomsen, who reviewed all relevant facts and circumstances of the transaction and deemed it to be fair.   In addition, the spinout transaction was approved by written consent of holders of a majority of our shares.

The spinout is expected to occur promptly after we fulfill our obligations under the SEC rules relating to notification of shareholders for actions taken by written consent, which we currently anticipate to be in September 2011.

In connection with the spinout, we entered into an Acquisition Agreement dated July 22, 2011 with the Acquirer (“Acquisition Agreement”).   Under the Acquisition Agreement, the Acquirer agreed to indemnify us for liability, damage or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs, and expenses including attorneys’ fees incident to any of the foregoing, resulting from or arising out of (i) any claims, breach, liabilities, or non-fulfillment of any agreement with respect to CST Oil & Gas Corporation and its rights, including but not limited to any actions and business activities of CST Oil & Gas Corporation prior and up to the closing date of the spinout.

Secured Note and Security Agreement

Also in connection with the Merger, Webxu agreed to pay $25,000 to David Wagner & Associates, P.C. for legal services, $60,000 to Christine Tedesco as reimbursement for past expenses, and $65,000 to Endeavor Capital Group, LLC for consulting fees. As agreed by the parties, Webxu issued secured promissory notes in the principal amounts of (i) $55,000 to Christine Tedesco and (ii) $95,000 to Endeavor Capital Group, LLC, which notes are due within 90 days following the closing of the Merger.   These notes are secured by all of the assets of Bonus Interactive, Inc., a wholly-owned subsidiary of Webxu, the surviving corporation in the Merger.

Copies of the transaction agreements relating to the Merger are included as exhibits to our Current Report on Form 8-K filed with the SEC on July 27, 2011.

VOTING SECURITIES

Our common stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of our shareholders.  Each share of common stock entitles its holder to one (1) vote.  As of July 27, 2011, there were 18,494,672 shares of our common stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of July 27, 2011, for each of the following persons, after giving effect to the Merger.

•	each of our directors and named executive officers;

•	all directors and named executive officers as a group; and

•	each person who is known by us to own beneficially five percent or more of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name.  Unless otherwise indicated, the address of each beneficial owner listed below is 3435 Ocean Park Blvd., Suite 107-282 Santa Monica, CA 90405.

Name and Address or Position	Number of Shares of Common Stock Beneficially Owned (1)		Percent of Shares of Common Stock Beneficially Owned (2)
Matt Hill Chairman of the Board, President, and Chief Executive Officer	8,000,000	(3)	43.3%

Jeffrey Aaronson Chief Financial Officer and Secretary	250,000	(4)	1.4%

Michael Warsinske Director	266,664	(5)	1.4%

John Ellis Director	0		*

5% Shareholders:

Sunlight Ventures, LLC 3435 Ocean Park Blvd., Suite 107-282, Santa Monica, CA 90405	8,000,000	(6)	43.3%

Kirkcaldy Group LLC 1017 El Camino Real, #218, Redwood City, CA 94063	1,350,000	(7)	7.3%

RTW Holdings, LLC 3400 Airport Ave., Building D, Santa Monica, CA 90405	1,500,000	(8)	8.1%

All Executive Officers and Directors as a Group (4 persons)	8,516,664		46.0%

* Less than 1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)
Prior to the Merger, we had 9,696,000 shares of common stock issued and outstanding. In connection with the Merger, 7,115,859 shares of our common stock were cancelled pursuant to the Merger Agreement, and we issued 15,914,531 restricted shares of common stock to the stockholders of Webxu immediately prior to the closing of the Merger in exchange for 100% ownership of Webxu.

(3)
All of these shares are owned of record by Sunlight Ventures, LLC.  Mr. Hill, as the sole owner and managing member of Sunlight Ventures, LLC, may be deemed to be the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(4)	All of these shares are pledged as security under a Pledge Agreement attached as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on July 27, 2011.

(5)	10,000 of these shares are issuable upon exercise of warrants.

(6)
All of these shares are pledged as security under a Pledge Agreement attached as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on July 27, 2011. The individual person with sole voting and investment control over these securities is Matt Hill, the shareholder’s sole owner and managing member.

(7)	The individual person with sole voting and investment control over these securities is Somephone Soukhaseum, the shareholder’s sole owner.

(8)
All of these shares are pledged as security under a Pledge Agreement attached as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on July 27, 2011. The individual person with sole voting and investment control over these securities is Rhett McNulty, the shareholder’s sole owner.

LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of our property is the subject.  Nor are we aware of any material proceedings to which any of our directors, officers, or affiliates, any owners of record or beneficially of more than 5% of any class of our voting securities, or any associate of any such director, officer, or affiliate or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

Resigning CST Holding Corp. Directors

In connection with the Merger described above, Christine Tedesco and Michael Thomsen (the “Former Directors”) each agreed to resign from their positions as directors of the Company.   Mr. Thomsen resigned effective July 27, 2011.  Ms. Tedesco agreed that her resignation from the Board would become effective upon compliance by the Company with Section 14(f) of the Exchange Act and Rule 14f-1.

The Newly Appointed Directors

Also in connection with the Merger, the following persons were appointed to the Board by the Former Directors, and have agreed to serve as directors until the next annual meeting of shareholders and until his or her successor is duly elected and qualified:

Name	Age	Position

Matt Hill	37	Chairman of the Board, President, and Chief Executive Officer

Michael Warsinske	49	Director (effective upon the Company’s compliance with the provisions of Section 14(f) of the Securities Act and Rule 14f-1)

John Ellis	42	Director (effective upon the Company’s compliance with the provisions of Section 14(f) of the Securities Act and Rule 14f-1)

Matt Hill - Chairman of the Board, President, and Chief Executive Officer

Mr. Hill is the founder of Webxu and has been at the forefront of Internet marketing since the late 1990’s. During the 1990’s, Mr. Hill was one of the original founding investors and employees of Shopping.com, which sold in 1999 to Compaq for $220 Million. Mr. Hill worked with Prime Ventures and its portfolio of companies, including serving as Chairman of SuperNation, LLC, overseeing its acquisition in 2003 by Intermix Media, formerly EUNIVERSE (AMEX: MIX). In 2005, Mr. Hill founded the e-commerce entity Shopit.com, which he sold in 2009 to Atrinsic, Inc. Mr. Hill sold his most recent Internet brand services venture, Adjuice, Inc., to Beyond Commerce, Inc. in 2010. He was the President of Adjuice, Inc. from November 2009 to May 2010. Mr. Hill has invested in Reunion.com, Realty Tracker (sold to Guthy-Renker in 2007), Demand Media (NYSE: DMD), Weblo.com, Vator.tv, Dolphin Search, Consumer Direct, Hollywood RX, and F3 Family Entertainment. Mr. Hill holds a BA from Boston College.

Michael Warsinske – Director Appointee

Mr. Warsinske was a director of Webxu since January 2011 and is now a director of the Company. He is an online media sales executive, and, since January 2007, Mr. Warsinske has been CEO of OverAd Media, a digital media sales firm.  He is also founder and CEO of Cybereps, an early online advertising sales company which launched advertising sales for IMDB.com, Advertising.com, Andover.net, Reuters.com and eMarketer.com. Cybereps grew to 100 employees in 7 offices and was sold to Interep (Nasdaq: IREP) in 2001.  Mr. Warsinske also co-founded Wordcents, an early contextual advertising network sold to YBrant Digital. He served as a member of the Board of Directors of Beyond Commerce, Inc., a public company, from September 2008 to July 2010. Mr. Warsinske is a graduate of the University of Oregon, School of Journalism.

John Ellis – Director Appointee

Mr. Ellis was a director of Webxu since July 2011 and is now a director of the Company. Mr. Ellis has been instrumental in building and managing online businesses at leading public companies including ValueClick, Yahoo, EarthLink, and Kinko's. He is the Chief Executive Officer of PurePhoto since April 2009. From December 2007 to December 2008, he was the Chief Operating Officer and Chief Marketing Officer of NextMedium. From September 2005 to August 2007, he was Vice President of Global Product Management for ValueClick, joining this company through its acquisition of Fastclick where he was previously the VP of Marketing and Products.

Board of Directors

The members of our Board serve until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be not less than three (3) and not more than seven (7), with the exact number within this range to be fixed from time to time by the Board.  Our Board of Directors is currently authorized to have up to three members.

Executive Officers

Among our executive officers is our President and Chief Executive Officer, Matt Hill, whose biographical information appears above.

Jeffrey Aaronson serves as our Chief Financial Officer and Secretary, and his biographical information appears below.

Jeffrey Aaronson - Chief Financial Officer and Secretary

Mr. Aaronson was the CFO and Secretary of Webxu since November 2010. Concurrent to his positions with the Company, he serves as the Director of Accounting at Kaching Kaching, an e-commerce publicly traded OTCBB company, a position he has held since May 2010. From October 2008 to March 2010, he was Controller of Davidoff of Geneva, Inc., an importer and retail outlet for premium cigars.  From July 2007 to October 2008, he was the General Manager and Controller for Crowne Closets and Cabinets.  From November 2003 through July 2007, he was the President and CFO of Diasys Corp, a public company listed on AMEX, on whose Board of Directors he served from 2003 to 2007.  From 1995 through 2003, he was the VP of Finance and Operations for Ergo Systems Inc., a manufacturer of ergonomic computer accessories where he oversaw all finance, manufacturing, and customer support.  Prior to his twenty six years of experience in the private sector, Mr. Aaronson spent six years as a senior auditor for public accounting firms in New York City.  Mr. Aaronson holds a BBA in accounting from Adelphi University.

Family Relationships

There are no family relationships between any of our directors, executive officers, or persons nominated or chosen to become a director or executive officer.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, or any proposed directors or executive officers, has been involved in any of the following events during the past ten years:

1.
a petition under Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer which was appointed by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years before the time of such filing, or any corporation or business association of which such person was an executive officer at or within two years before the time of such filing;

2.	any conviction in a criminal proceeding or named subject of a pending criminal proceeding, excluding traffic violations and other minor offenses;

3.
being subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

i.
acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
being the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or being associated with persons engaged in any such activity;

5.
being found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law, and the judgment not being subsequently reversed, suspended, or vacated;

6.
being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment not being subsequently reversed, suspended or vacated;

7.
being subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	any Federal or State securities or commodities law or regulation;

ii.
any law or regulation with respect to financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order;

iii.	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity;

8.
being subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our Board of Directors has determined that Michael Warsinske and John Ellis are independent in accordance with the definitions and criteria applicable under NASDAQ rules.

Board and Committee Meetings

Our Board of Directors held no formal meetings during the 2010 fiscal year. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions are, according to the corporate laws of the States of Colorado, Delaware, and our bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. The Board of Directors does not currently have a policy with regard to Board member attendance at annual shareholder meetings, and there was no annual shareholder meeting during the 2010 fiscal year.

Our Board has not established an audit committee, compensation committee, or nominating committee.  The functions ordinarily handled by these committees are currently handled by our entire Board. Our Board intends to review our governance structure and institute Board committees as necessary and advisable in the future to facilitate the management of our business.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board believes that, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our Board, and we do not have any specific process or procedure for evaluating such nominees. Our Board assesses all candidates, whether submitted by management or shareholders.  Shareholders may submit such recommendations in connection with annual shareholder meetings by following the instructions included in proxy statements delivered to shareholders for such meetings.

We do not have a member on our Board of Directors that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, and is "independent" as the term is used in accordance with the definitions and criteria applicable under NASDAQ rules. We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome relative to our current scale of operations, and is not warranted in our circumstances given the early stages of our development.

We do not have a standing compensation committee given the early stages of our development.  We do not have formal processes or procedures for the consideration and determination of executive and director compensation.  Until we form a compensation committee, our executive officers may take part in determining the amount or form of executive and director compensation.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement, or find contact information on Webxu’s website at www.webxu.com.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board of Directors and the Board of Directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Leadership Structure of the Board of Directors

Matt Hill is both our principal executive officer as our President and Chief Executive Officer and the Chairman of our Board. Nothing in our bylaws or other organizational documents preclude the same person from simultaneously serving as the Chairman of the Board and as the President or Chief Executive Officer. After the change in our Board membership as described in this Information Statement, we will not have a lead independent director.  Our Board, however, intends to evaluate, from time to time as appropriate, whether the same individual should serve as Chairman of the Board and President and Chief Executive Officer, or whether these positions should be held by different individuals, based on what the Board considers to be in the best interests of the Company and its shareholders.

EXECUTIVE COMPENSATION

Summary of cash and other compensation

Director Compensation

Our independent directors, Michael Warsinske and John Ellis, receive $500 per Board meeting and 25,000 shares of common stock for every one year of service on the Board. We do not pay compensation to any other members of our Board of Directors for their service on the Board.

Executive Compensation

None of our predecessor’s officers, including the principal executive officers and principal financial officers, were awarded, paid, or earned any plan or non-plan compensation.

The following summary compensation table reflects all compensation for the fiscal years ended December 31, 2010 and December 31, 2009 received by Webxu’s (i) principal executive officer, (ii) principal financial officer, (iii) the three most highly compensated executive officers other than the Principal Executive Officer and Principal Financial and Accounting Officer who were serving as executive officers at December 31, 2010, whose total compensation exceeded $100,000 during such fiscal year end, and (iv) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at December 31, 2010, whose total compensation exceeded $100,000 during such fiscal year end.

						Non-Equity	Non-qualified	All Other
				Stock	Option	Incentive Plan	Deferred	Comp-
Name and Principal			Bonus	Awards	Awards	Compensation	Compensation	ensation
Position	Year	Salary ($)	($)	($)	($)	($)	Earnings ($)	($)	Total ($)

Matt Hill,	2010	$28,125	$–	$–	$3,000	$–	$–	$–	$31,125
CEO	2009	$–	$–	$–	$–	$–	$–	$–	$–

Jeffrey Aaronson,	2010	$21,250	$–	$–	$250	$–	$–	$–	$21,500
CFO	2009	$–	$–	$–	$–	$–	$–	$–	$–

Outstanding Equity Awards at December 31, 2010

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (#)

Matt Hill	3,000,000	(1)	–	–	$0.10	11/15/2020	–	–	–	–

Jeffrey Aaronson	250,000	(2)	–	–	$0.10	11/15/2020	–	–	–	–

(1)	50% of these options vest on the one-year anniversary of the grant, with the remainder vesting 1/12 each month following the one-year anniversary.
(2)	33% of these options vest on the one-year anniversary of the grant, with the remainder vesting 1/24 each month following the one-year anniversary.

Employment Agreements

The following are summaries of Webxu’s employment agreements with the Company’s incoming executive officers.

Matt Hill, our CEO, President, and Chairman of the Board, has a four year employment agreement with Webxu that commenced on November 15, 2010 and expires on November 15, 2014. Mr. Hill receives an annual base salary of $225,000. He received a one-time upfront grant of options to purchase up to 3,000,000 shares of common stock, vesting over 24 months. Mr. Hill will receive additional grants subject to the direction of the Board of Directors and bonuses based on EBITDA contribution. If Mr. Hill is terminated without cause or for good reason or due to death or disability, Webxu will pay Mr. Hill a severance payment of one-year’s salary and his target bonus, provided that Webxu is EBITDA positive for the preceding 12 months from the termination date. In the event of such a termination, his 3,000,000 initial option grant will be fully vested.

Jeffrey Aaronson, our CFO and Secretary, has been employed on an at-will basis by Webxu since November 15, 2010. Mr. Aaronson receives an annual base salary of $170,000. He received a one-time upfront grant of options to purchase up to 250,000 shares of common stock, vesting over 36 months. Mr. Aaronson will receive additional grants subject to the direction of the Board of Directors. If Webxu terminates Mr. Aaronson’s employment for any reason, he will receive a three month severance payment. If his employment is terminated due to death or disability, he will receive a six month severance payment. In the event of termination of the employment for any other reason, Mr. Aaronson will receive a three month severance payment.

Potential Payments upon Termination or Change-in-Control

Except as described above under “Employment Agreements,” we have no contract, agreement, plan, or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the registrant or a change in the named executive officer’s responsibilities, with respect to each named executive officer.

Further, the Board of Directors may award executive officers and other key personnel, including consultants, with option grants and/or bonuses based upon performance.   Under our agreements with our executive officers, we may adjust the salaries and benefits payable from time to time at our discretion.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Process of Review and Approval of Related Party Transactions

We do not have a formal policy for the review, approval, or ratification of related party transactions. Our entire Board of Directors is responsible for reviewing any transaction with related parties.

Merger Agreement

On July 27, 2011, we acquired Webxu by executing a Merger pursuant to a Merger Agreement by and among the Company, MergerSub, and Webxu.

Under the Merger Agreement, we acquired Webxu and agreed to issue 15,914,531 shares of our common stock to the Webxu Owners. Immediately prior to the exchange transaction, we had 9,696,000 shares of common stock outstanding.  As part of the transaction, we cancelled 7,115,859 shares of our common stock pursuant to the Merger Agreement. Immediately after the issuance of the shares to the Webxu Owners, we had 18,494,672 shares of common stock issued and outstanding taking into effect the share cancellation. As a result of this exchange transaction, the Webxu Owners, including our CEO and CFO, became our controlling shareholders. In connection with this, we acquired the business and operations of the Webxu Group, which became our principal business.

Related Party Transactions of Webxu Group

Set forth below are the related party transactions since January 1, 2010 between Webxu’s stockholders, officers, and/or directors, and Webxu.

In June 2011, Michael Warsinske participated in a debt financing of Webxu. At the time, Mr. Warsinske was a director of Webxu, and he has been appointed to become a director on our Board of Directors. In the above described financing, Webxu issued to Mr. Warsinske a 12% interest secured note in the principal amount of $10,000, maturing after one year, and a three-year warrant for the purchase of up to 10,000 shares of common stock at $1.00 per share, in exchange for a $10,000 loan from Mr. Warsinske.

Related Party Transactions of CST Holding, Corp.

Set forth below are the Company’s related party transactions since January 1, 2010.

Through the Merger closing date, we occupied approximately 450 square feet of office space that we rented from Christine Tedesco, our former President and majority shareholder, on a month-to-month basis without charge.

                In 2010, we had sales to related parties of $1,249,989. All of these sales were to companies controlled by our former majority shareholders, Christine and Steven Tedesco. We paid these companies approximately $107,000 for cost of sales during our 2010 fiscal year and approximately $337,400 for cost of sales in 2011 through the Merger closing date.

Until the Merger, our operating equipment was stored in Kansas on property owned by our former majority shareholders, Christine and Steven Tedesco.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of our common stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely on a review of the copies of such reports received or written representations from the Reporting Persons, the Company believes that all Reporting Persons complied with these filing requirements.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2011	CST HOLDING CORP.

	By:	/s/ Matt Hill
Name: Matt Hill
Title: Chief Executive Officer